UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number     001-34427

☐ Form 10-K     ☐ Form 20-F      ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I – REGISTRANT INFORMATION

Tri-Tech Holding, Inc.
Full Name of Registrant

16th Floor, Tower B Renji Plaza 101 Jingshun Road Chaoyang District
Address of principal executive office

Beijing 100102, People’s Republic of China
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is filing this Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended September 30, 2013 because it needs additional time to complete the accounting work required for the financial reports to be included and the MD&A discussion based upon such financial reports, and to clarify certain information regarding subsequent events, in a timely manner without unreasonable effort or expense, in part due to recent changes in its management.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yunxiang Fan	+86 10	5732 3510
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our total revenues for the third quarter and first nine months of 2013 decreased materially compared with the amount for the same periods last year. These decreases are primarily attributable to our Ordos and India projects, for which revenues were lower because the Ordos project was primarily completed and the India projects were behind schedule for completion. In addition, to reduce cash flow pressures, we evaluated the projects we planned to bid on and elected not to bid on domestic BT projects, which typically require significant investments and feature slower client payment periods. Because our decreased revenues were not sufficiently offset by decreased expenses, we saw increased net losses in the third quarter 2013 compared to the same quarter of 2012, and we saw a net loss rather than net income for the comparable nine-month periods of 2013 and 2012, respectively. We are currently finalizing the financial statements and are thus unable to quantify all such amount.

TRI-TECH HOLDING, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2013	By:	/s/ Pengyu (Peter) Dong
Pengyu (Peter) Dong
Chief Financial Officer